Exhibit 99.1

NYSE Release

BABCOCK & BROWN AIR REPORTS FOURTH QUARTER AND YEAR END 2007 RESULTS

Dublin, Ireland, March 26, 2008 – Babcock & Brown Air Limited (NYSE: FLY) (B&B Air), a global lessor of commercial jet aircraft, today announced its financial results for the fourth quarter and for 2007.

Fourth Quarter 2007 Highlights

•  Completed a $430.0 million IPO, a $342.9 million private placement and issued $853.0 million of aircraft lease-backed notes that facilitated B&B Air’s acquisition of the 47 aircraft in its initial portfolio.

•  Closed a $1.1 billion Aircraft Acquisition Facility that, along with free cash from the IPO and private placement, can be used to finance the acquisition of up to $1.2 billion of additional aircraft.

•  Acquired seven additional aircraft for $227.6 million.

•  Generated total revenues of $33.3 million.

•  Reported net income of $4.4 million and earnings per share of $0.13.

2008 Highlights

•  Declared a first dividend of $0.50 per share, paid on February 20, 2008.

•  Acquired five additional aircraft for $285.4 million, bringing the total acquired since the public listing to twelve at a cost of $513.0 million.

•  $687.0 million of capacity remaining under the Aircraft Acquisition Facility.

•  All four leases expiring in 2008 have been committed or re-leased at higher lease rates.

“B&B Air has made significant advancements since its IPO in September,” Colm Barrington, CEO of B&B Air, said. “We have invested more than $500 million in new aircraft, increased annualized lease revenues by approximately 40% to $216 million and further diversified our portfolio, which continues to perform well. B&B Air remains in a strong financial position with up to $687 million of acquisition funding available and no need to tap the financial markets in the near-term.”

“Despite concerns about a slowdown in economic activity in North America, demand for leased aircraft remains strong, particularly from airlines in the developing markets,” Mr. Barrington added.

2007 Financial Results
In this initial earnings report, B&B Air reports basic and diluted earnings per share of $0.13 for the fourth quarter and $0.19 for the period from its incorporation on May 3, 2007 to December 31, 2007. B&B Air’s 33,603,450 shares outstanding were issued on October 2, 2007 in connection with its IPO and are reflected for only partial periods in the weighted average share calculations.

B&B Air reported total revenues of $33.3 million, which includes $28.4 million of aircraft lease rental revenues. This reflects approximately two months revenue, on average, from the initial portfolio, along with revenue from the seven aircraft acquired in the fourth quarter. Had revenue from the 47 aircraft in the initial portfolio been included for the full quarter ending December 31, 2007, lease revenues would have been $43.0 million. Instead, under the terms of the purchase agreement, B&B Air received credit for rent against the purchase price of the initial portfolio from October 2, 2007 until the actual delivery of each aircraft. Also included in total revenue is $4.9 million of interest income.

Offsetting these revenues was $27.6 million in fourth quarter expenses and a $1.3 million income tax provision. The depreciation expense of $8.6 million includes approximately two months of depreciation associated with the initial portfolio. The other expenses, including interest and selling, general and administrative expense reflect the full quarter’s expense.

Interest expense totaled $14.6 million and includes interest from October 2, 2007 through December 31, 2007 along with the associated credit insurance premiums and amortization of discount and debt issue costs.

Selling, general and administrative expenses consist primarily of fees paid to B&B Air’s manager and servicer. These fees totaled $2.9 million during the fourth quarter.

Expenses for the period from the date of incorporation on May 3, 2007 to December 31, 2007 were $30.0 million and include $2.4 million of expenses incurred from May 3, 2007 to September 30, 2007.

Dividend Policy
On January 14, 2008, B&B Air declared its first quarterly dividend of $0.50 per share. This dividend was paid on February 20, 2008.

B&B Air’s board of directors has reaffirmed the company’s quarterly dividend policy of $0.50 per share. B&B Air anticipates paying its next quarterly dividend in May 2008.

Aircraft Portfolio and Lessees
As of December 31, 2007, the book value of B&B Air’s investment in aircraft under lease was nearly $1.4 billion. The aircraft were leased to 29 airlines in 16 countries. No single lessee was responsible for more than 10% of lease rentals.

Currently all of the aircraft in B&B Air’s portfolio are on lease. Of the 13 B&B Air leases expiring by their terms in 2007 and in 2008, all have been released or committed, resulting in an aggregate increase in rentals of 22%. As of March 31, 2008, the remaining weighted average lease term for B&B Air’s 59 aircraft will be 6.2 years.

The table below shows the aircraft in B&B Air’s initial portfolio, those owned as of December 31, 2007 and the portfolio as it exists today:

	Initial Portfolio As of Oct 2, 2007		Portfolio As of Dec 31, 2007		Portfolio As of Mar 26, 2008
Airbus 319	5		9		10
Airbus 320	16	[1]	16	[1]	17
Airbus 330	—		—		1
Boeing 737	16	[1]	16	[1]	17
Boeing 747	—		—		1
Boeing 757	9		10		11
Boeing 767	1		1		1
Boeing 777	—		—		1
Total	47		52		59

1 One Airbus 320 and one Boeing 737 from the initial portfolio were transferred to B&B Air in February 2008 and have not been included in the Portfolio as of December 31, 2007.

Conference Call and Webcast
B&B Air’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. US Eastern Time on March 26, 2008.

Participants should call 866-696-7906 (North America) or +1-706-643-7953 (International) and enter confirmation code 38904516. A replay will be available shortly after the call. To access the replay, dial 800-642-1687 (North America) or +1-706-645-9291 (International) and enter confirmation code 38904516. The replay recording will be available until April 9, 2008.

A live webcast of the conference call will be also available in the investor section of B&B Air’s website at www.babcockbrownair.com. An archived webcast will be available for one year.

About B&B Air

B&B Air acquires and leases commercial jet aircraft. B&B Air was formed by Babcock & Brown Limited (ASX: BNB), a global investment and advisory firm with more than 25 years of experience in aircraft leasing and financing. B&B Air leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. B&B Air’s strategy is to grow its portfolio through accretive acquisitions of leased aircraft and to increase its distributable cash flows. For more information, visit www.babcockbrownair.com.

Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for B&B Air’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. B&B Air expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas

Babcock & Brown

+1-212-796-3918

matt.dallas@babcockbrown.com

Babcock & Brown Air Limited

Consolidated Statement of Operations

(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

	Three months ended December 31, 2007 (unaudited)	Period from May 3, 2007 (incorporation date) to December 31, 2007 (unaudited)
Revenues
Operating lease revenue	$26,042	$26,042
Finance lease income	2,365	2,365
Interest income	4,927	4,927
Total revenues	33,334	33,334
Expenses
Depreciation	8,573	8,573
Interest expense	14,628	14,628
Hedging costs related to interest rate swap option	—	1,725
Selling, general and administrative	4,226	4,866
Maintenance and other costs	165	165
Total expenses	27,592	29,957
Net income before provision for income taxes	5,742	3,377
Provision for income taxes	1,327	1,032
Net income	$4,415	$2,345
Weighted average number of shares	33,238,195	12,584,008
Basic and diluted earnings per share	$0.13	$0.19

Babcock & Brown Air Limited

Consolidated Balance Sheet

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PAR VALUE DATA)

As of December 31, 2007 (unaudited)
Assets
Cash and cash equivalents	$15,616
Rent receivables	832
Restricted cash and cash equivalents	112,621
Flight equipment under operating leases, net	1,309,142
Investment in direct finance leases, net	74,693
Deferred tax asset, net	36,712
Other assets, net	39,610
Total assets	$1,589,226
Liabilities
Accounts payable and accrued liabilities	$5,336
Rentals received in advance	7,675
Payable to related parties	1,651
Security deposits	22,899
Maintenance payment liability	49,850
Notes payable, net	852,933
Borrowings under aircraft acquisition facility	132,947
Other liabilities	25,433
Total liabilities	1,098,724
Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 33,603,450 shares issued and outstanding	34
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—
Additional paid-in capital	506,339
Notes receivable for common shares	(1,827)
Retained earnings	2,345
Accumulated other comprehensive loss, net	(16,389)
Total shareholders’ equity	490,502
Total liabilities and shareholders’ equity	$1,589,226